SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13GA*
                                 (Rule 13d-102)
                                ----------------


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 2)

                         American Capital Strategies, Ltd.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    024937104
                                 (CUSIP Number)

                              December 31, 2000
            (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule  13G is  filed:
                              [ ] Rule 13d-1(b)
                              [X] Rule 13d-1(c)
                              [ ] Rule 13d-1(d)



                               (Page 1 of 6 Pages)
---------------------
[FN]
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 024937104                  13GA                  Page 2 of 6 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ballentine Capital Management, Inc.                  06-1271680
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES              1,120,100
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      -0-
OWNED BY       -------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING           1,120,100
               -------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      -0-
----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,120,100
----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             4.1%
----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IA CO
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 024937104                   13GA                  Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

     The  name  of  the  issuer  is  American  Capital  Strategies,   Ltd.  (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at

     2  Bethesda Metro Center, 14th Floor, Bethesda, MD 20814

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          Ballentine Capital Management, Inc., a corporation organized under the laws of the State of Connecticut ("Ballentine"), which serves as investment adviser to certain managed accounts, with respect to the shares of Common Stock directly owned by such managed accounts.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               10 Avon Meadow Lane, Avon, CT 06001

Item 2(c).     Citizenship:

               Ballentine is a corporation organized under the laws of the State of Connecticut.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value (the "Common Stock").

CUSIP No. 024937104                    13GA               Page 4 of 6 Pages

Item 2(e).  CUSIP Number:  024937104

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

         I.  Ballentine Capital Management, Inc.
              (a) Amount beneficially owned: 1,120,100
              (b) Percent of class: 4.1%. The percentages used herein and in the rest of Item 4 are calculated based upon the 27,526,395 shares of Common Stock outstanding as of November 8, 2000 as reflected in the Company's 10-Q for the quarter ending September 30, 2000 and modified by Bloomberg News Release dated November 16, 2000.
              (c)(i) Sole power to vote or direct the vote:  1,120,100
                (ii) Shared power to vote or direct the vote: -0-
               (iii) Sole power to dispose or direct the disposition: 1,120,100
                (iv) Shared power to dispose or direct the disposition: -0-

CUSIP No. 024937104                    13GA                Page 5 of 6 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                                 Not Applicable

Item 9.  Notice of Dissolution of Group.

                                 Not Applicable

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 024937104                    13GA                Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 2001

                                     /s/Steven Ballentine, President and CEO
                                     of Ballentine Capital Management, Inc.